Hemispherx Biopharma, Inc.
                                One Penn Center,
                                 1617 JFK Blvd.
                           Philadelphia, PA 19103-1806


                                 January 7, 2008

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      Hemispherx Biopharma, Inc.
                  Form 10-K for the Year Ended December 31, 2006
                  Filed March 19, 2007
                  File No. 001-13441


Dear Mr. Riedler:

     Hemispherx Biopharma, Inc. (the "Company"), hereby responds to the comments contained in your December 27, 2007 comment letter.

Item 11. Executive Compensation

General

Comment 1. We note your disclosure on page 69 indicating that certain named executive officers were awarded stock options in 2006. Item 402(d) of Regulation S-K requires that you provide in tabular format information concerning each grant of an award made to a named executive officer in the last completed fiscal year. Please amend your filing to provide the information required by Item 402(d).

Response: The requisite table is being added in an amendment to the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (the "10-K").

Jeffrey Riedler
January 7, 2008
Page-2

The table will be as follows:

2006 Stock Option Grants to Executive Officers

         The following table provides additional information about option awards granted to our Named Executive Officers during the year ended December 31, 2006. The compensation plan under which the grants in the following tables were made are described in the Compensation Discussion and Analysis section headed "Long-Term Equity Incentive Awards".

------------------ ------------- ------------ ------------ ------------------ ------------- --------------
                                               Exercise                       Closing       Grant Date
                                 No. of        Price per                      Price on      Fair Value
Name               Grant Date    Options         Share     Expiration Date    Grant         of Option(5)
----               ----------    -------         -----     ---------------    -----         ------------
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
W. A. Carter       1-3-06         300,000(1)        $2.38       1/3/16        2.17 (2)         395,798
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
                   2-22-06        376,650(1)         3.78       2/22/16       3.44             840,569
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
------------------ ------------- ------------ ------------ ------------------ ------------- --------------

A. Bonelli         11-27-06          100,000         2.11      11/26/16       1.92             122,601
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
------------------ ------------- ------------ ------------ ------------------ ------------- --------------

R.E. Peterson      2-28-06         50,000(1)         3.85       2/28/16       3.33             106,584
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
                   4-14-06        100,000(1)         3.48       4/14/16       3.16(3)          203,899
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
                   4-30-06         30,000(1)         3.55       4/30/16       3.23(4)          62,560
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
------------------ ------------- ------------ ------------ ------------------ ------------- --------------

D. Strayer         11-20-06           15,000         2.20      11/20/16       2.00             19,200
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
M J. Liao          11-20-06            7,500         2.20      11/20/16       2.00              9,600
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
Carol Smith        11-20-06            7,500         2.20      11/20/16       2.00              9,600
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
------------------ ------------- ------------ ------------ ------------------ ------------- --------------
R. Hansen          11-20-06            7,500         2.20      11/20/16       2.00              9,600
------------------ ------------- ------------ ------------ ------------------ ------------- --------------

Notes:  (1) Renewal of Expiring Options
         (2) Closing Price on 12/30/05
         (3) Closing Price on 4/13/06
         (4) Closing Price on 4/28/06
         (5) These amounts represent the approximate amount we recognized for financial statement reporting purposes in fiscal year 2006 for the fair value of equity awards granted to the named executive officers in fiscal year 2006, in accordance with SFAS No. 123(R), excluding the impact of estimated forfeiture related to service based vesting conditions as required by SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the named executive officer during the fiscal year. For a description of the assumptions used in calculating the fair value of equity awards under SFAS No. 123(R), see Note 2(n) of our financial statement in our Form 10-K for the year ended December 31, 2006.



Summary Compensation Table

Director Compensation

Comment 2. We note that Note 1 to the Summary Compensation table and Note 2 to the Director Compensation table indicate that the numbers reported under the respective Option Awards columns are the total fair values of option awards granted in 2006. Item 402(c)(2)(vi) and Item 402(k)(2)(iv) provide that the Option Awards columns should disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123(R). Please confirm whether the numbers disclosed under the Option Awards columns are the amounts recognized for financial statement purposes for the 2006 fiscal year. If that is not the case, please amend the Summary Compensation table and the Director Compensation table to provide the appropriate amounts.

Jeffrey Riedler
January 7, 2008
Page-3


Response: The Company confirms that the numbers disclosed under the Option Awards columns are the amounts recognized for financial statement purposes for the 2006 fiscal year. The relevant footnotes will be revised to clarify the foregoing.

Footnote No. 1 to the Summary Compensation Table will be as follows:

(1) Based on Black Scholes Pricing Model of valuing options. Total Fair Value of Option Awards granted in 2006 was $1,780,011. These amounts shown in the Option Awards column represent the approximate amount we recognized for financial statement reporting purposes in fiscal year 2006 for the fair value of equity awards granted to the named executive officers in fiscal year 2006, in accordance with SFAS No. 123(R), excluding the impact of estimated forfeiture related to service based vesting conditions as required by SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the named executive officer during the fiscal year. For a description of the assumptions used in calculating the fair value of equity awards under SFAS No. 123(R), see Note 2(n) of our financial statement in our Form 10-K for the year ended December 31, 2006.


Footnote No. 2 to the Director Compensation Table will be as follows:

(2) These amounts shown represent the approximate amount we recognized for financial statement reporting purposes in fiscal year 2006 for the fair value of equity awards granted to the named executive officers in fiscal year 2006, in accordance with SFAS No. 123(R), excluding the impact of estimated forfeiture related to service based vesting conditions as required by SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the named executive officer during the fiscal year. For a description of the assumptions used in calculating the fair value of equity awards under SFAS No. 123(R), see Note 2(n) of our financial statement in our Form 10-K for the year ended December 31, 2006.


Comment  3.  Please  amend  the  Director  Compensation  table to  disclose  the information required by Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K. Also, supplementally, please confirm if the $99,360 that Mr. Etheridge received per his Engagement Agreement included the value of the loan that was forgiven on February 24, 2006 or, if that is not the case, please provide us with an analysis supporting your determination that the value of the $60,000 loan should not be included in Mr. Etheridge's total compensation for 2006.

Response:
---------
As noted above in response to Comment No. 2, footnote No. 2 to the table will be revised. With regard to the disclosure about Mr. Etheridge the table will be revised to include the value of the loan forgiven and Footnote No. 1 will be revised to read "Includes $99,360 as Corporate General Counsel and $60,000 as the value of a loan that was forgiven in lieu of a bonus in 2006.

Jeffrey Riedler
January 7, 2008
Page-4


The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Very truly yours,

                                                 /s/ Robert E. Peterson
                                                 ______________________
                                                 Robert E. Peterson
                                                 Chief Financial Officer